SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 9, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations
Gonzalo Castro Olivera, Finance & IR Manager
gonzalo_olivera@tgs.com.ar
Francisco Vila, Investor Relations
fvila@tgs.com.ar
Tel: (54-11) 4865-9077
Media Relations
Mario Yaniskowski
Tel: (54-11) 4865-9050 ext. 1238

The Global Consulting Group Lucia Domville, Deputy Managing Director ldomville@hfgcg.com Tel: (646) 284-9416

TGS Announces Commencement of Offer to Purchase its Outstanding Notes for Cash and Related Proxy Solicitation

FOR IMMEDIATE RELEASE: Monday, April 9, 2007

BUENOS AIRES, Argentina -- Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) announced today that it has commenced an offer to purchase (the “Offer”) for cash any and all of the outstanding notes described in the table below (the “Eligible Notes”) and a solicitation of proxies (the “Proxy Solicitation”) for certain amendments to the Indenture under which the Eligible Notes were issued.

Eligible Notes	Original Principal Amount (US$)	Principal Amount Outstanding (US$) (as of the date hereof)	CUSIP
Series A Notes	276,572,552	121,582,287(1)	893870AG0
			P9308RAR4
			893870AH8
Series B-A Notes	233,561,411	233,561,411	893870AJ4
			P9308RAS2
			893870AK1
Series B-B Notes	21,736,269	21,736,269	893870AL9
			P9308RAT0
			893870AM7
Series A-P Notes	42,860,929	7,631,472(1)	893870AN5
			P9308RAU7
Series B-A-P Notes	36,216,263	36,216,263	893870AQ8
			P9308RAV5
Series B-B-P Notes	3,347,671	3,347,671	893870AS4

(1) These numbers reflect prior amortization and redemptions of Eligible Notes by the Company.

DC_LAN01:220114.6

The purpose of the Offer is to refinance the indebtedness represented by the Eligible Notes, which were issued in connection with the Company’s debt restructuring in December 2004. The purpose of the proposed amendments is to permit the Company to purchase the tendered Eligible Notes, allow the Company to give a notice of optional redemption with respect to the Eligible Notes until the 10th day prior to the proposed redemption date and authorize the Company to enter into amendments to certain of its other debt that would facilitate the consummation of the Offer.  The Company intends to redeem those Eligible Notes not tendered on June 15, 2007 under the terms of the Indenture governing the Eligible Notes concurrently with the repayment of its outstanding loans to the Inter-American Development Bank (“IDB”), also restructured in December 2004.

Subject to certain conditions described in the Offer to Purchase and Proxy Solicitation Statement, dated April 9, 2007 (the “Offer to Purchase”), in order to be eligible to receive the Total Consideration (as defined in the Offer to Purchase), Holders of the Eligible Notes must both (i) validly tender their Eligible Notes and (ii) submit valid proxies, in each case on or prior to 5:00 p.m., New York City time (6:00 p.m., Buenos Aires time), on April 23, 2007, unless extended (the “Early Tender Deadline”) and in the manner described in the Offer to Purchase.

The Total Consideration payable for Eligible Notes validly tendered and not validly withdrawn will include an early tender premium of US$2.50 (the “Early Tender Premium”) per US$1,000 outstanding principal amount.  In addition, Holders who validly tender their Eligible Notes in the Offer will receive an amount equal to accrued and unpaid interest (including the additional interest payments on the Series B-B and Series B-B-P Notes at an annual rate of 0.6%) from March 15, 2007, the most recent interest payment date, to, but excluding the date payment is made for the Eligible Notes (the “Settlement Date”).  In addition, holders who validly tender Series B-A and Series B-A-P Notes will receive a further additional amount, equal to interest based on a 2% annual rate from January 1, 2007 to but excluding the Settlement Date, which the Company will pay in lieu of any “upside interest payment” to which Holders of the Eligible Notes may otherwise be entitled on the June 15, 2007, interest payment date.

Based on an assumed Settlement Date of May 11, 2007, Total Consideration by series is as set out below:

Series	Total Consideration as % of Principal Amount	Scaling Factor(1)	Total Consideration per US$1,000 Original Principal Amount	Accrued interest and additional amounts in lieu of upside interest payment	Total Cash Payment (including accrued interest and additional amount) (2)
Series A and A-P	100.25	0.6850800	$686.79	$7.81	$694.60
Series B-A and B-A-P	102.25	1.00	$1,022.50	$19.89	$1,042.39
Series B-B and B-B-P	100.25	1.00	$1,002.50	$13.62	$1,016.12

(1) The scaling factor reflects prior amortization payments on the Series A and A-P Notes

(2)  Assuming a Settlement Date of May 11, 2007.

Subject to certain conditions described in the Offer to Purchase, in order to be eligible to receive the Tender Consideration (as defined hereafter), Holders of Eligible Notes must validly tender their Eligible Notes (as described in the Offer to Purchase) on or prior to 11:59 p.m., New York City time, on May 7, 2007 (0:59 a.m., Buenos Aires time, on May 8, 2007), unless extended (the “Expiration Time”).

Holders of Eligible Notes that are validly tendered after the Early Tender Deadline but at or prior to the Expiration Time will receive the Total Consideration less the Early Tender Premium (the “Tender Consideration”).

Holders may not provide a proxy to vote in favor of the proposed amendments without tendering the related Eligible Notes, and each valid tender of Eligible Notes must be accompanied by a proxy authorizing the depositary to vote in favor of the proposed amendments.  The Offer to Purchase includes the form of Letter of Transmittal to be used by Holders to provide such proxy.

The Offer is conditioned upon, among other things, the receipt of the requisite proxies to adopt the proposed amendments, IDB granting certain waivers which would permit the consummation of the Offer as described in the Offer to Purchase, as well as obtaining the requisite funding, on terms and conditions the Company considers, in its sole discretion, to be appropriate and favorable to it, to make the required payments pursuant to the Offer and to redeem any Eligible Notes not tendered in the Offer on June 15, 2007. The Company reserves the right to extend, amend or terminate the Offer at any time. The terms and conditions of the Offer are set forth in the Offer to Purchase.

Holders of Global Notes are responsible for making themselves aware of any and all procedures and deadlines established by DTC, the Clearing System, and any banks, brokers and custodians in order for a Letter of Transmittal to be received by the Depositary on or prior to the Early Tender Deadline.  The additional time required for the submission of a valid Letter of Transmittal should be taken into account by Holders of Global Notes when tendering their Global Notes. None of the Company, the Depositary, the Dealer Managers, the Solicitation Agents in Argentina nor the Depositary shall assume any responsibility for any failure to deliver a Letter of Transmittal prior to the Early Tender Deadline.

TGS has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. to serve as joint dealer managers and Merrill Lynch Argentina S.A. and JPMorgan Chase Bank N.A., Sucursal Buenos Aires to serve as solicitation agents in Argentina for the Offer and the Proxy Solicitation. Questions about the Offer or the Proxy Solicitation may be directed to Merrill Lynch & Co. at (888) 654-8637 or (212) 449-4914 (outside the U.S.), J.P. Morgan Securities Inc. at (866) 846-2874 or (212) 834-7279 (outside the U.S.), Merrill Lynch Argentina S.A. at (54 11) 4317-7600 (in Argentina), and JPMorgan Chase Bank N.A., Sucursal Buenos Aires at (54 11) 4348-7283 (in Argentina). Bondholder Communications Group is serving as information agent. Requests for documents may be directed to Bondholder Communications Group, 30 Broad Street – 46th Floor, New York, NY  10004 (Attention: Tracy Southwell) or at 212-809-2663.  Law Debenture Trust Company of New York is serving as Depositary and can be reached at 400 Madison Avenue, 4th Floor, New York, NY 10017 (Attention: James Jones) or at 212-750-6474.

Forward-Looking Statements

This release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “guidance,” “forecast,” “outlook” and similar expressions, in filings with the SEC, in our press releases and in oral statements made by our representatives, identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. The forward-looking statements are based upon management’s current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. TGS is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in the Offer to Purchase.

TGS, with a current firm contracted capacity of approximately 71.6 MMm³/d or 2.5 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’ controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

Offer Restrictions

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE, A SOLICITATION OF AN OFFER TO PURCHASE NOR A SOLICITATION OF PROXIES WITH RESPECT TO ANY ELIGIBLE NOTES. THE OFFER AND THE PROXY SOLICITATION ARE BEING MADE SOLELY BY THE OFFER TO PURCHASE DATED APRIL 9, 2007, WHICH IS ONLY AVAILABLE TO PERSONS TO WHOM THE OFFER MAY LEGALLY BE MADE.

THE OFFER DOES NOT CONSTITUTE, AND MAY NOT BE USED IN CONNECTION WITH, AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT PERMITTED BY LAW OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. IN ANY JURISDICTION IN WHICH THE OFFER IS REQUIRED TO BE MADE BY A LICENSED BROKER OR DEALER AND IN WHICH THE DEALER MANAGER, OR ANY AFFILIATES THEREOF, ARE SO LICENSED, SUCH OFFER SHALL BE DEEMED TO HAVE BEEN MADE BY SUCH DEALER MANAGER, OR SUCH AFFILIATES, ON BEHALF OF TGS.

The Offer is not being made in the Republic of Italy. The Offer to Purchase has not been submitted to the clearance procedure of the Commissione Nazionale per le Societa e la Borsa (CONSOB) pursuant to Italian laws and regulations. Holders of Eligible Notes are hereby notified that, to the extent such Holders of Eligible Notes are Italian residents and/or persons located in the Republic of Italy, the Offer is not available to them and they may not submit Eligible Notes for tender in the Offer. Any tender received from such persons shall be ineffective and void, and neither the Offer made by the Offer to Purchase nor any other offering material relating to the Offer, the Proxy Solicitation or the Eligible Notes may be distributed or made available in the Republic of Italy. In order to ascertain whether a person is located in the Republic of Italy, the applicable laws and regulations governing Offers in the Republic of Italy shall apply.

This communication is directed only at persons who (i) have professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are Holders of Eligible Notes to whom this communication may lawfully be communicated or caused to be communicated pursuant to Article 43 of the Order or (iii) are outside of the United Kingdom. Any investment or investment activity to which this communication relates is available to and will only be engaged in with such persons. Persons within the United Kingdom who receive this communication (other than persons falling within (ii) and (iii) above) should not rely on or act upon this communication.

THE OFFER WILL BE FILED WITH THE ARGENTINE COMISIÓN NACIONAL DE VALORES FOR INFORMATION PURPOSES ONLY. THE OFFER WILL NOT BE FILED WITH, OR REVIEWED BY, ANY OTHER NATIONAL OR LOCAL SECURITIES

COMMISSION OR REGULATORY AUTHORITY IN THE UNITED STATES, THE UNITED KINGDOM, FRANCE, BELGIUM OR ANY OTHER JURISDICTION, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel